Exhibit (a)(5)(F)

SCHWAB SOUNDVIEW CAPITAL MARKETS

SCHWAB COMPLETES ACQUISITION OF SOUNDVIEW TECHNOLOGY GROUP

— Combined organization named Schwab SoundView Capital Markets —

— Schwab Liquidity Network™ expanded, further enhancing breadth and depth of services —

JERSEY CITY, NJ, January 16, 2004 – The Charles Schwab Corporation (NYSE: SCH), (“Schwab”), the fourth largest U.S. financial institution ranked by client assets, today announced the completion of its acquisition of SoundView Technology Group, Inc. (formerly NASDAQ: SNDV), (“SoundView”), a research-driven securities firm providing institutional investors with fundamental research on companies in technology, media, telecom, healthcare and other growth-related industries, for $15.50 per share of SoundView common stock in cash.

The organization that has been created through the combination of SoundView’s research, trading and market-making businesses with Schwab Capital Markets L.P.’s and Charles Schwab & Co., Inc.’s existing capital markets businesses — Schwab SoundView Capital Markets (“SSCM”) — is focused on providing institutional clients with a full range of trading and services, including independent, actionable research from a variety of perspectives (fundamental, policy, technical and quantitative); a cutting-edge sales and trading platform; and access to value-added liquidity pools available through the Schwab Liquidity Network™.

“In Schwab SoundView Capital Markets, we have created a compelling alternative to traditional Wall Street research and trading businesses,” said Lon Gorman, Vice Chairman of The Charles Schwab Corporation and President of Schwab Institutional and Asset Management. “SSCM will fully meet the demands we have heard from institutional clients for insightful, independent fundamental research coupled with a cutting-edge sales and trading platform – particularly in the wake of recent research-related controversies.”

Gorman continued, “We have begun the process of identifying opportunities that leverage SSCM’s products and services across Schwab’s entire client base including the Service to Investment Managers (SIM) business as well as individual investor clients.”

Larry Leibowitz and Mark Loehr, both Executive Vice Presidents, will jointly manage SSCM. Trading and the Correspondent/Dealer businesses, as well as Administration, will report to Mr. Leibowitz, while Mr. Loehr will oversee all Research and Research Sales. John Hervey, SSCM’s Head of Research, will manage the development and production of Schwab Soundview’s fundamental research, Investment Analytics, Market Analysis and the Washington Research Groups. Messrs. Loehr and Leibowitz will both report to Mr. Gorman.

“We are extremely excited about joining the Schwab organization and look forward to the accomplishments that lie ahead as we continue to provide the highest level of services to our combined client bases,” said Loehr.

Update on Expansion of Schwab Liquidity Network™

Leibowitz, who has been directing the rapid expansion of Schwab’s equity market-making business to institutional clients for the past two years, added, “We’re expanding in a market where many of our competitors have been consolidating. More than 600 institutional clients now utilize the Schwab Liquidity Network™, a more than three-fold increase from December 2001.”

In early 2003, Schwab introduced the Schwab Liquidity Network (“SLN”), which pools orders of Charles Schwab & Co., Inc.’s vast client base of approximately 7.6 million individual investor client accounts with over 1,000 broker-dealers and institutional investment firms to offer greater opportunities for better overall consistency of execution on stock trades. In the past year, SSCM has expanded SLN, fully embracing electronic trading for orders of up to 20,000 shares in more than 11,000 stocks, including over 3,300 listed stocks. At the same time, SSCM has assembled a full-service offering of block trading, program trading and research capabilities for its rapidly growing institutional investor and correspondent broker businesses.

Leibowitz said institutional trading currently accounts for more than 50 percent of equity trading at SSCM, approximately double what it was two years ago. Schwab Capital Markets executes over 450,000 average daily trades across the range of its product types. SSCM currently trades over 3,400 Nasdaq and Nasdaq SmallCap issues, over 3,300 Bulletin Board and Pink Sheet issues and over 3,300 listed equity securities.

Closing of Transaction

The acquisition of SoundView was commenced by a cash tender offer by Shakespeare Merger Corporation (“Purchaser”), a wholly owned subsidiary of Schwab, for all of the outstanding shares of common stock and Class B common stock of SoundView at a price of $15.50 per share, net to the seller in cash, without interest thereon. As previously announced, the initial offering period of the tender offer expired on January 9, 2004. The subsequent offering period expired at 5:00 p.m., New York City time, on January 15, 2004. According to information received from the depositary, as of the expiration of the subsequent offering period, an aggregate of 19,500,771 shares of SoundView common stock were validly tendered in the initial offering period and in the subsequent offering period and not withdrawn, including shares delivered pursuant to notices of guaranteed delivery made during the initial offering period. The shares acquired by Purchaser in the offer in the aggregate represented approximately 93.7% of the shares of SoundView common stock outstanding. Effective at 5:05 p.m. on January 15, 2004, the acquisition was completed when Purchaser merged with and into SoundView. At the effective time of the merger, all shares of SoundView common stock outstanding, other than shares of SoundView common stock for which holders perfect their appraisal rights under Delaware law, were converted into the right to receive $15.50 in cash from Purchaser.

About Schwab SoundView Capital Markets

SSCM is the institutional research, trading and execution arm of The Charles Schwab Corporation. SSCM provides fast and efficient trade execution services for institutions, broker-dealers and all Charles Schwab and Co., Inc. clients. The SSCM market maker, Schwab Capital Markets L.P., makes markets in over 11,000 stocks. SSCM offers a variety of trading and research services and provides clients with anonymous access to deep, natural liquidity in OTC and listed stocks, state-of-the-art trading technology, and balanced, analytical research – through Schwab Institutional Research™– while maintaining the highest level of quality and service.

Schwab Capital Markets L.P. member SIPC/NASD, SoundView Technology Group, Inc. member SIPC/NASD and Charles Schwab & Co., Inc. member SIPC/NYSE/NASD. (0004-7215)

Contact:

Jennifer Hallahan Charles Schwab & Co., Inc. Phone: 212-804-3668 jennifer.hallahan@schwab.com	Andrew Yemma Intermarket Communications Phone: 212-888-6115 ayemma@intermarket.com

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